

From:	Sit Mutual Funds
To:	
Subject:	Income During Volatile Times
Date:	Tuesday, June 09, 2020 1:41:03 PM

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Sit Mutual Funds

Sit U.S. Government Securities Fund
SNGVX, SNGYX
Quarterly and Annual Income

The U.S. Government Securities Fund has provided consistent income in every full quarter since its inception 33 years ago. For more details, scroll down to check out the fund's quarterly income rates or see the fact sheet .

Income shown is for Class S shares (SNGVX) since inception.
An institutional share class (SNGYX) of this fund was launched on January 1, 2020.

Keith McFadyen
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

Conner Murnighan
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

SNGVX INCOME RETURN BY CALENDAR QUARTER AND YEAR (%)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987	--	0.00[1]	2.48	2.36	4.90[2]
1988	2.08	1.97	2.03	2.17	8.51
1989	2.16	2.06	2.16	2.01	8.66
1990	2.01	1.90	1.83	1.95	7.93
1991	1.87	1.91	1.93	3.43	9.45
1992	1.76	1.68	1.66	2.98	8.31
1993	1.71	1.71	1.64	1.32	6.53
1994	1.44	1.53	1.56	1.70	6.37
1995	1.75	1.77	1.69	1.59	6.98
1996	1.67	1.53	1.60	1.55	6.50
1997	1.65	1.51	1.49	1.47	6.26
1998	1.49	1.32	1.29	1.24	5.45
1999	1.23	1.40	1.34	1.46	5.53
2000	1.53	1.62	1.59	1.55	6.44
2001	1.57	1.50	1.36	1.38	5.93
2002	1.38	1.29	1.21	0.95	4.72
2003	0.72	0.51	0.56	0.61	2.42
2004	0.86	0.82	0.83	0.89	3.45
2005	0.98	0.93	0.96	1.03	3.95
2006	1.14	1.11	1.16	1.17	4.65
2007	1.19	1.27	1.17	1.21	4.92
2008	1.07	1.12	1.27	1.19	4.74

2009	1.27	1.22	1.12	0.98	4.67
2010	0.72	0.56	0.78	0.75	2.83
2011	0.74	0.79	0.69	0.65	2.91
2012	0.64	0.47	0.41	0.33	1.86
2013	0.26	0.29	0.10	0.28	0.94
2014	0.44	0.44	0.42	0.53	1.85
2015	0.51	0.46	0.41	0.49	1.88
2016	0.45	0.45	0.36	0.35	1.62
2017	0.41	0.36	0.39	0.44	1.61
2018	0.49	0.48	0.51	0.56	2.06
2019	0.60	0.57	0.56	0.46	2.21
2020	0.48	--	--	--	0.48[3]

[1] Income is from 6/2/87 – 6/30/87.

[2] Income is from 6/2/87 – 12/31/87.

[3] Income is from 1/1/20 – 3/31/20.

FUND OBJECTIVE AND STRATEGY

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

DISCLOSURE

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

PERFORMANCE DISCLOSURE

Performance data quoted represents past performance of the Fund's Class S shares. Past performance does not guarantee future results. Sit U.S. Government Securities Fund Class Y shares were first issued on January 1, 2020, and have a lower management fee and higher initial investment requirement than the Class S shares. Class Y shares' income returns will differ from Class S shares' income returns.

Performance data quoted represents income return as a percent of the value of the fund at the time of the distribution calculated on a quarterly and annual basis. Income return is equal to the dividend distribution per share divided by the share value at the time of distribution calculated on a quarterly and annual basis. Management fees and administrative expenses are included in the Fund's performance and share value. Quarterly and annual income return calculations include reinvestment of all dividends and capital gains. Income reported does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemptions. Current income may be lower or higher than the income data quoted. Income and other performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Mutual Funds
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com

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